COMPASS
GROUP

RECEIVED
2009 AUG 11 A 6:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Air Mail

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

09046737

3 August 2009

Dear Sir/Madam

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group Plc, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

Compass Group PLC Third Quarter Interim Management Statement (July 23, 2009).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

1. Notification from Compass Group PLC relating to the Total Voting Rights and Capital as at 30 June 2009, in accordance with the Disclosure and Transparency Rules (July 1, 2009).

2. Notification from Compass Group PLC relating to a Major Interest in Shares (BlackRock Inc.) (July 9, 2009).

3. Notification from Compass Group PLC relating to Non-Executive Directors change of responsibility (July 21, 2009).

4. Notification from Compass Group PLC relating to the Third Quarter Interim Management Statement for the nine month's to 30 June 2009 (July 23, 2009).

5. Notification from Compass Group PLC relating to Director/PDMR shareholding (Sir Roy Gardner, Richard Cousins, Andrew Martin) (July 27, 2009).

Compass Group Holdings PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered Number 2090126 Registered in England VAT number 466/4777/01

great people ***great*** service ***great*** results

COMPASS
GROUP

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. None this period.

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 88(2) – Return of allotment of 90,799 shares (July 6, 2009).

2. Companies Form No. 88(2) – Return of allotment of 92,332 shares (July 13, 2009).

3. Companies Form No. 88(2) – Return of allotment of 94,144 shares (July 20, 2009).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on +44 (0)1932 574192.

Yours faithfully

Carol A Lancefield
Assistant Company Secretary
Encs.

COMPASS
GROUP

RECEIVED
2009 AUG 11 A 6:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-5161

I NEWS RELEASES

COMPASS GROUP

RECEIVED
2009 AUG 11 A 6:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 July 2009

Compass Group PLC
Third Quarter Interim Management Statement

This statement updates investors on the Group's performance in the nine months to 30 June 2009.

The Group

Compass is continuing to perform well, delivering another quarter of strong growth in operating profit, margin and free cash flow. As expected, organic revenue growth has continued to slow as a result of the more challenging economic conditions.

Encouragingly, the level of new business wins and underlying retention has remained strong and consistent with the levels seen in the first half of the year and the last financial year. Like for like revenues in Education, Healthcare and Defence, Offshore and Remote ("DOR") have continued to see good growth. As anticipated, like for like volumes in Business & Industry ("B&I") and Sports & Leisure ("S&L") have continued to slow, driven largely by a reduction in event catering and corporate hospitality, but also reduced headcounts and shorter working hours.

In the first nine months of the year, revenue growth on a constant currency basis was 1.8%, and organic revenue growth (which is the combination of net new business and like for like revenue growth) was 0.8%. The continued focus on the MAP framework has helped to accelerate operating and overhead efficiencies and as such we have delivered strong margin improvement in the third quarter of the year of around 50 basis points, with all four geographic segments contributing to this strong performance.

In addition, we have seen an overall favourable impact of around £105 million on operating profit from the movement in our key currencies for the nine months to 30 June 2009, compared with the same period last year – translating the profits of last year to this year's actual exchange rates.

North America

We continue to deliver strong revenue and profit performances in our substantial Healthcare and Education businesses. We have secured significant new business in the third quarter, for example, Duval County Public Schools, the University of Pennsylvania and Bowling Green University. Like for like revenue growth continues to be strong.

The more challenging economic conditions continue to put pressure on like for like volumes in B&I and S&L. However, we have delivered excellent levels of new business and retention in our B&I business. For example, we have recently extended our existing European multi services contract with Shell International throughout the Americas. In addition, the pipeline for the S&L business remains exciting.

Organic revenue growth was 2.6% for the first nine months of the year and we have delivered around 40 basis points improvement in margin in the third quarter.

Continental Europe

Economic conditions continue to put pressure on like for like volumes in B&I and S&L. However like for like revenue growth in Education and Healthcare remains robust. Encouragingly, new business and retention remain solid and in the third quarter we have secured many exciting new contracts including Volvo in Sweden, Rabobank in the Netherlands and Siemens in Austria.

Organic revenue declined by 0.6% for the first nine months of the year. Operating profit is ahead of the same period last year and we have delivered around 20 basis points improvement in margin in the third quarter.

UK & Ireland
We continue to perform well in a difficult environment. We have seen good growth in like for like revenues in the Healthcare and Education sectors, whilst like for like volumes in B&I and S&L have, as expected, continued to slow. We are making very good progress in extending our retail offer to the Healthcare sector and the recent acquisition of a number of McColl's food and retail outlets is contributing to this growth. We are making good progress in the Education sector.

Organic revenue declined by 4.8% for the first nine months of the year. We have delivered another quarter of strong margin improvement of around 40 basis points, consistent with the first half of the year.

Rest of the World
We continue to see good growth in our Offshore and Remote activities, in particular in Australia, Angola and the UAE. New business opportunities remain encouraging. For example, in Australia we have recently been awarded a very significant contract with Chevron to provide food and a full range of support services at its facilities in Western Australia. Like for like volumes in our B&I operations in Japan and Brazil have, as expected, continued to slow, although we continue to see excellent new business opportunities across these countries.

Organic revenue growth was 4.2% for the first nine months of the year. The 80 basis points growth in margin seen in the first half of the year of has continued in the third quarter.

Financial Position
The Group repaid £370 million of Eurobonds and US Private Placements which matured in May 2009 out of surplus cash. Other than this there has been no significant change in the financial position of the Group in the period since the end of the first half of the year.

Strategy
We remain focused on the significant market opportunity to grow our core foodservice business organically. In addition to this, we are continuing to make value-creating infill acquisitions and buy-outs. In June, we completed the acquisition of Lackmann Culinary Services in North America, with a gross asset value of $8m. Furthermore, the success of our joint venture with celebrity chef Wolfgang Puck in the USA has led us to increase our stake in this business to 90%.

We are making very good progress in developing our support services business. We provide comprehensive multi services (food and support services) to the DOR sector, Healthcare and increasingly to the B&I sector. The integration of the recently acquired Kimco (USA) and Plural (Germany) B&I support services businesses is progressing well and giving us real leverage in these markets. The Compass Service Framework, which is our unique operating model for delivering multi services to clients, is helping us to win significant new business with major international blue chip clients. Furthermore, we were delighted that in June, jointly with our client Shell International, we won the Partners Across Borders category of the prestigious European FM Awards.

Our continuous drive for efficiency is enabling us to refocus our resources to support organic growth. In addition, the strength of our cash flow and balance sheet is enabling us both to accelerate growth through value-creating infill acquisitions and to reward shareholders.

Outlook
In summary, against the backdrop of a more challenging economic environment, Compass has continued to deliver strong growth in operating profit, margin and free cash flow. Looking forward to the full year, revenue growth on a constant currency basis is expected to be around 1% and organic revenue growth is expected to be broadly flat. The delivery of accelerated cost efficiencies underpins our expectation of making continued progress in operating profit, margin and free cash flow throughout the remainder of the year.

ENDS

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenues in 2008 of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Organic revenue growth, a term used throughout the announcement, is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the current period results against the prior period.

(d) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(e) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of recent presentations given to institutional investors and analysts are also available at this site.

Enquiries:

Investors/Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

COMPASS
GROUP

82-5161

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH REGULATORY NEWS SERVICE (RNS) PROVIDED BY THE LONDON STOCK EXCHANGE

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-5161

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Total Voting Rights
Released	09:08 01-Jul-2009
Number	8774U09

RNS Number : 8774U
Compass Group PLC
01 July 2009

COMPASS GROUP PLC:
TOTAL VOTING RIGHTS AND CAPITAL AS AT 30 JUNE 2009

In accordance with its obligations under rule 5.6.1. of the Disclosure and Transparency Rules, Compass Group PLC confirms that as at 30 June 2009 its issued share capital consists of 1,850,141,157 ordinary shares of 10 pence each. The total number of voting rights in respect of these ordinary shares is 1,850,141,157, each ordinary share having one vote. Compass Group PLC does not hold any ordinary shares in treasury.

In addition, Compass Group PLC has entered into a level 1 American Depositary Receipt Programme, under which ordinary shares of 10 pence each are traded in the form of American Depositary Shares on the New York Stock Exchange. The ordinary shares of 10 pence each traded in the form of American Depositary Shares are included within the total set out above.

The above figure 1,850,141,157 may be used by shareholders as the denominator for the calculation by which they will determine whether they are required to notify their interest in, or a change to their interest in, Compass Group PLC under the FSA's Disclosure and Transparency Rules.

For further information, contact:
M J White Tel: +44 1932 573000

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

82-5161

REG-Compass Group PLC Holding(s) in Company

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Released: 10/07/2009

com:20090710:RnsJ4449V

RNS Number : 4449V

Compass Group PLC

09 July 2009

Compass Group PLC

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Compass Group PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

....

3. Full name of person(s) subject to notification obligation:

BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3) :

5. Date of transaction (and date on which the threshold is crossed or reached if different):

08/07/2009

6. Date on which issuer notified:

09/07/2009

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering Number of shares	Number of
GB0005331532	87,011,003	87,011,003

Resulting situation after the triggering transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights		% of votin
		Direct	Indirect	Direct
GB0005331532	N/A	N/A	90,119,961	N/A

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversionperiod/date	No. exer

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. exe
CFD	N/A	N/A	2,6

Total (A+B+C)

Number of voting rights	% of voting rights
92,757,511	5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

BlackRock Investment Management (UK) Limited - 92,757,511 (5.01%)

Proxy Voting:

10. Name of proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Mark White

General Counsel and Company Secretary

Compass Group PLC

15. Contact telephone number:

+44 1932 573000

82-5161

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUPWMUPBGMB

82-5161

RECEIVED
2009 AUG 11 A 6:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Non-Exec Directors - Change of Responsibilities
Released	12:53 21-Jul-2009
Number	0298W12

RNS Number : 0298W
Compass Group PLC
21 July 2009

21 July 2009

COMPASS GROUP PLC: NON-EXECUTIVE DIRECTORS CHANGE OF RESPONSIBILITIES

Compass Group PLC (the "Company") today announces the following changes to the composition of its Board Committees:

Mr Don Robert, a non-executive director, who was appointed to the Board on 8 May 2009, has been appointed as a member of the Audit and Nomination Committees; and

Mrs Susan Murray, a non-executive director, who is currently a member of the Nomination Committee and Chairman of the Corporate Responsibility Committee, has been appointed as a member of the Remuneration Committee.

These changes take place with immediate effect.

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Compass Group is the world's leading foodservice company. We

82-5161

specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCILFELDFILFIA

CLOSE

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2009 London Stock Exchange plc. All rights reserved

Regulatory

82-5161

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Interim Management Statement
Released	07:00 23-Jul-2009
Number	1325W07

RNS Number : 1325W
Compass Group PLC
23 July 2009

23 July 2009

Compass Group PLC
Third Quarter Interim Management Statement

This statement updates investors on the Group's performance in the nine months to 30 June 2009.

The Group
Compass is continuing to perform well, delivering another quarter of strong growth in operating profit, margin and free cash flow. As expected, organic revenue growth has continued to slow as a result of the more challenging economic conditions.

Encouragingly, the level of new business wins and underlying retention has remained strong and consistent with the levels seen in the first half of the year and the last financial year. Like for like revenues in Education, Healthcare and Defence, Offshore and Remote ("DOR") have continued to see good growth. As anticipated, like for like volumes in Business & Industry ("B&I") and Sports & Leisure ("S&L") have continued to slow, driven largely by a reduction in event catering and corporate hospitality, but also reduced headcounts and shorter working hours.

In the first nine months of the year, revenue growth on a constant currency basis was 1.8%, and organic revenue growth (which is the combination of net new business and like for like revenue growth) was 0.8%. The continued focus on the MAP framework has helped to accelerate operating and overhead efficiencies and as such we have delivered strong margin improvement in the third quarter of the year of around 50 basis points, with all four geographic segments contributing to this strong performance.

82-5161

In addition, we have seen an overall favourable impact of around £105 million on operating profit from the movement in our key currencies for the nine months to 30 June 2009, compared with the same period last year - translating the profits of last year to this year's actual exchange rates.

North America
We continue to deliver strong revenue and profit performances in our substantial Healthcare and Education businesses. We have secured significant new business in the third quarter, for example, Duval County Public Schools, the University of Pennsylvania and Bowling Green University. Like for like revenue growth continues to be strong.

The more challenging economic conditions continue to put pressure on like for like volumes in B&I and S&L. However, we have delivered excellent levels of new business and retention in our B&I business. For example, we have recently extended our existing European multi services contract with Shell International throughout the Americas. In addition, the pipeline for the S&L business remains exciting.

Organic revenue growth was 2.6% for the first nine months of the year and we have delivered around 40 basis points improvement in margin in the third quarter.

Continental Europe
Economic conditions continue to put pressure on like for like volumes in B&I and S&L. However like for like revenue growth in Education and Healthcare remains robust. Encouragingly, new business and retention remain solid and in the third quarter we have secured many exciting new contracts including Volvo in Sweden, Rabobank in the Netherlands and Siemens in Austria.

Organic revenue declined by 0.6% for the first nine months of the year. Operating profit is ahead of the same period last year and we have delivered around 20 basis points improvement in margin in the third quarter.

UK & Ireland
We continue to perform well in a difficult environment. We have seen good growth in like for like revenues in the Healthcare and Education sectors, whilst like for like volumes in B&I and S&L have, as expected, continued to slow. We are making very good progress in extending our retail offer to the Healthcare sector and the recent acquisition of a number of McColl's food and retail outlets is contributing to this growth. We are making good progress in the Education sector.

Organic revenue declined by 4.8% for the first nine months of the year. We have delivered another quarter of strong margin improvement of around 40 basis points, consistent with the first half of the year.

Rest of the World
We continue to see good growth in our Offshore and Remote activities, in particular in Australia, Angola and the UAE. New business opportunities remain encouraging. For example, in Australia we have recently been awarded a very significant contract with Chevron to provide food and a full

range of support services at its facilities in Western Australia. Like for like volumes in our B&I operations in Japan and Brazil have, as expected, continued to slow, although we continue to see excellent new business opportunities across these countries.

Organic revenue growth was 4.2% for the first nine months of the year. The 80 basis points growth in margin seen in the first half of the year of has continued in the third quarter.

Financial Position
The Group repaid £370 million of Eurobonds and US Private Placements which matured in May 2009 out of surplus cash. Other than this there has been no significant change in the financial position of the Group in the period since the end of the first half of the year.

Strategy
We remain focused on the significant market opportunity to grow our core foodservice business organically. In addition to this, we are continuing to make value-creating infill acquisitions and buy-outs. In June, we completed the acquisition of Lackmann Culinary Services in North America, with a gross asset value of $8m. Furthermore, the success of our joint venture with celebrity chef Wolfgang Puck in the USA has led us to increase our stake in this business to 90%.

We are making very good progress in developing our support services business. We provide comprehensive multi services (food and support services) to the DOR sector, Healthcare and increasingly to the B&I sector. The integration of the recently acquired Kimco (USA) and Plural (Germany) B&I support services businesses is progressing well and giving us real leverage in these markets. The Compass Service Framework, which is our unique operating model for delivering multi services to clients, is helping us to win significant new business with major international blue chip clients. Furthermore, we were delighted that in June, jointly with our client Shell International, we won the Partners Across Borders category of the prestigious European FM Awards.

Our continuous drive for efficiency is enabling us to refocus our resources to support organic growth. In addition, the strength of our cash flow and balance sheet is enabling us both to accelerate growth through value-creating infill acquisitions and to reward shareholders.

Outlook
In summary, against the backdrop of a more challenging economic environment, Compass has continued to deliver strong growth in operating profit, margin and free cash flow. Looking forward to the full year, revenue growth on a constant currency basis is expected to be around 1% and organic revenue growth is expected to be broadly flat. The delivery of accelerated cost efficiencies underpins our expectation of making continued progress in operating profit, margin and free cash flow throughout the remainder of the year.

ENDS

Notes to editors:

(a) Compass Group is the world's largest foodservice company with annual revenues in 2008 of over £11 billion operating in 55 countries. For more information visit www.compass-group.com

(b) MAP (Management and Performance) is a simple, but clearly defined Group operating framework. MAP focuses on five key value drivers, enabling the businesses to deliver disciplined, profitable growth with the focus more on organic growth and like for like growth.

The five key value drivers are:

MAP 1: Client sales and marketing
MAP 2: Consumer sales and marketing
MAP 3: Cost of food
MAP 4: Unit costs
MAP 5: Above unit overheads

(c) Organic revenue growth, a term used throughout the announcement, is calculated by adjusting for acquisitions (excluding current period acquisitions and including a full period in respect of prior period acquisitions), disposals (excluded from both periods) and exchange rate movements (translating the prior period at current period exchange rates) and compares the current period results against the prior period.

(d) Operating profit, a term used throughout this announcement, includes share of profit of associates and is wholly consistent with the presentation in the Group's 2008 Annual Report and Accounts.

(e) This Interim Management Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

A copy of this release, together with all other recent announcements can be found on Compass Group's website at www.compass-group.com. Copies of recent presentations given to institutional investors and analysts are also available at this site.

Enquiries:

Investors/Analysts	Andrew Martin / Sarah John	+44 (0) 1932 573000
Media	Chris King	+44 (0) 1932 573116

Website: www.compass-group.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

IMSDLLFLKDBEBBX

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2009 London Stock Exchange plc. All rights reserved

Regulatory

82-5161

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Story

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Director/PDMR Shareholding
Released	09:20 27-Jul-2009
Number	3047W09

RNS Number : 3047W
Compass Group PLC
27 July 2009

27 July 2009

COMPASS GROUP PLC
DIRECTOR / PDMR SHAREHOLDING

Compass Group PLC (the "Company") announces that on 24 July 2009 three of its directors increased their shareholdings or those of their connected persons in the Company by the purchase of ordinary shares as set out below:

Name	**No of shares**
Sir Roy Gardner, Chairman*	10,000
Richard Cousins, Group Chief Executive	50,000
Andrew Martin, Group Finance Director	20,000

* Shares registered in the name of R.A.G. Associates Limited.

As a result of these transactions, Sir Roy Gardner, Richard Cousins and Andrew Martin are interested in shares in the Company as shown below:

Name	**No of shares**	**Percentage of issued share capital**
Sir Roy Gardner	223,878	0.0120%
Richard Cousins	783,046	0.0423%

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A ndrew Martin	452,822	0.0245%

ENDS

Enquiries:

Compass Group PLC
+44 (0)1932 573000

Investors/Analysts: Mark J White, General Counsel & Company Secretary
Media: Chris King, Group Head of Media Relations

Note to Editors
Compass Group is the world's leading foodservice company. We specialise in providing food, vending and related services on our clients' premises and we generated annual revenues of around £11 billion in the year to 30 September 2008. The company operates across the following core sectors of Business and Industry (B&I), Defence, Offshore & Remote Site, Healthcare, Education, Sports & Leisure and Vending with an established brand portfolio. For more information visit www.compass-group.com.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, **including restrictions on use and distribution apply.**

©2009 London Stock Exchange plc. All rights reserved

Regulatory

COMPASS
GROUP

82-5161

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

None this period.

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COMPASS
GROUP

82-5161

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RECEIVED
2009 AUG 11 A 6:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2009	10	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	15,000	16,250	1,132
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.10	£2.2925	£2.668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Ay

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2009	10	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	36,700	1,250	11,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£3.128	£.1375	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	07	2009	10	07	2009

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	11,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	91,200
Name(s): Mr Paul Davies Address: 225 Sandycombe Road, Kew, Richmond, Surrey UK Postcode: TW9 2EW	Ordinary	1,132
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13/7/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

RECEIVED
2009 AUG 11 A 6:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	06	2009	03	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	9,990	18,809	30,000
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£2.925	£3.128	£3.1625

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	29	03
Month	06	07
Year	2009	2009

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	32,000		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share (including any share premium)	£3.20		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode E C 2 R 6 D A	Class of shares allotted Ordinary	Number allotted 90,799
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 6/7/08

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange

82-5161

RECEIVED
2009 AUG 11 A 6:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	4083914
Company name in full	Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13 07 2009	17 07 2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,669	10,000	14,250
Nominal value of each share	£0.10	£0.10	£0.10
Amount (if any) paid or due on each share (including any share premium)	£1.792	£2.10	£2.2925

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CMK

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 4083914

Company name in full: Compass Group PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	13	07	2009
To	17	07	2009

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	64,225	3,000	
Nominal value of each share	£0.10	£0.10	
Amount (if any) paid or due on each share (including any share premium)	£3.128	£3.1625	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

CM

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited Address: Participant ID: 142 CN, Designation: ESOS, 20 Moorgate, London UK Postcode: EC2R 6DA	Ordinary	86,393
Name(s): Timothy Charles Dunning Address: 13 Deveraux Drive, Wallasey, Wirral UK Postcode: CH44 4DG	Ordinary	1,250
Name(s): Mrs Karina Gail Harrison Address: 11 Rowland Hill Avenue, Kidderminster, Worcs UK Postcode: DY11 6JB	Ordinary	2,669
Name(s): Mr David Bruce Address: 2a Beams Way, Billericay, Essex UK Postcode: CM11 2NL	Ordinary	2,678
Name(s): Mr Geoffrey Smith Address: 37 Collingwood, Farnborough Hampshire UK Postcode: GU14 6LX	Ordinary	1,154

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 20/7/09

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss C M Jaccard, Group Secretariat,
Compass Group PLC, Compass House, Guildford Street,
Chertsey, Surrey, KT16 9BQ Tel 01932 574225
DX number DX exchange